Exhibit 99.1

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of January 27, 2017 by and among PICO Holdings, Inc. (the “Company”) and the entities and natural persons set forth on the signature pages hereto (collectively, “Bandera”) (each of the Company and Bandera, a “Party” to this Agreement, and together, the “Parties”).

RECITALS

WHEREAS, the Company and Bandera have engaged in various discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Bandera has a beneficial ownership interest in shares of common stock of the Company (the “Common Stock”) totaling, in the aggregate, 967,052 shares (the “Shares”), or approximately 4.2% of the Common Stock issued and outstanding on the date hereof (“Bandera’s Ownership”); and

WHEREAS, as of the date hereof, the Company and Bandera have determined to come to an agreement with respect to the composition of the Board of Directors of the Company (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.Board Appointments; Leadership Structure and Related Agreements.

(a)Board Appointments.

(i)During the period (the “Observer Period”) commencing on the date hereof and ending upon the Company’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”), Greg Bylinsky shall be a Board observer (the “Observer”) and shall receive (A) copies of all documents distributed to the Board, including notice of all meetings of the Board, all written consents executed by the Board and all materials prepared for consideration at any meeting of the Board; and (B) copies of the minutes related to each meeting of the Board during the Observer Period . The Observer shall be permitted to attend and reasonably participate, but not vote, at all meetings of the Board during the Observer Period (whether such meetings are held in person, telephonically or otherwise). Notwithstanding the foregoing, the Company reserves the right to exclude the Observer from access to any material or meeting or portion thereof if (i) the Board determines in good faith that such exclusion is reasonably necessary to preserve the attorney-client privilege, or to protect highly confidential proprietary information of the Company, its affiliates or any third party or (ii) to enable the Board to in good faith discuss matters relating to this Agreement and the relationship between the Company and Bandera. Subject to Section 13 below, Bandera agrees that it shall cause the Observer to strictly preserve the confidentiality of Company business and information in the same means as if he were a director of the Company, including the discussion of any matters considered in meetings of the Board or Board committees whether or not the matters relate to material nonpublic information, unless previously publicly disclosed by the Company.

(ii)The Company agrees to nominate and include Greg Bylinsky (the “Settlement Nominee” and, if elected, the “Settlement Director”) in the slate of directors to be elected at the 2017 Annual Meeting to serve as a director of the Company with a term expiring at the Company’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof, the “2018 Annual Meeting”).

(iii)The Board will recommend, and the Company will support and solicit proxies for, the election of the Settlement Nominee, at the 2017 Annual Meeting in the same manner as the Company’s other nominees to the Board included in the Company’s slate of directors for the 2017 Annual Meeting. The Company currently intends to hold the 2017 Annual Meeting on May 4, 2017 and, in any event, shall hold the 2017 Annual Meeting no later than May 14, 2017. The Board shall not appoint to the Board more than five directors in connection with the 2017 Annual Meeting, nor submit for election to the Board by shareholders more than five directors at the 2017 Annual Meeting.

(iv)If the Settlement Director (or any Bandera Replacement Director (as defined below)) is unable or unwilling to serve as a director, resigns as a director or is removed as a director prior to the expiration of the Standstill Period (as defined below), Bandera shall have the ability to recommend a substitute person(s) in accordance with this Section 1(a)(iv) (any such replacement nominee shall be referred to as a “Bandera Replacement Director”); provided, however, that if the 2017 Annual Meeting holds an uncontested election for directors and the Settlement Director (or any Bandera Replacement Director) fails to receive a majority vote at the 2017 Annual Meeting and as a result, consistent with the Company's majority vote policy described by the Company's corporate governance guidelines, is requested to and does resign, then Bandera shall not have the ability to recommend a substitute person in accordance with this Section 1(a)(iv). Any Bandera Replacement Director must be either (i) Jefferson Gramm or (ii) any other managing partner or managing director of Bandera who is reasonably acceptable to the Board (such acceptance not to be unreasonably withheld), and must qualify as “independent” pursuant to Nasdaq Stock Market listing standards. The Company’s Corporate Governance and Nominating Committee (the “Nominating Committee”) shall make its determination and recommendation regarding whether such person meets the foregoing criteria within five business days after (A) such nominee has submitted to the Company the documentation reasonably required by the Company (which shall be requested by the Company reasonably promptly after Bandera’s submission of such nominee) and (B) representatives of the Board have conducted customary interview(s) of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(iv) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Bandera’s submission of such nominee. In the event the Nominating Committee does not accept a person recommended by Bandera as the Bandera Replacement Director, Bandera shall have the right to recommend additional substitute person(s) meeting the conditions specified above, whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Bandera Replacement Director nominee by the Nominating Committee, the Board shall vote on the appointment of such Bandera Replacement Director to the Board no later than ten (10) business days after the Nominating Committee recommendation of such Bandera Replacement Director; provided, however, that if the Board does not elect such Bandera Replacement Director to the Board pursuant to this Section 1(a)(iv), the Parties shall continue to follow the procedures of this Section 1(a)(iv) (subject to the conditions specified herein) until a Bandera Replacement Director is elected to the Board. Upon a Bandera Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Bandera Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal.

(b)Committee Composition.

The Nominating Committee and the Board shall give the Settlement Director or Bandera Replacement Director, as applicable, the same due consideration for membership to any committee of the Board as any other independent director.

(c)Additional Agreements.

(i)Bandera agrees that it will cause its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”) and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement. Bandera will be liable and responsible for any breach of the confidentiality provisions of this Agreement by the Observer, the Settlement Director, any Bandera Replacement Director or any Bandera Representative (as defined below).

(ii)Upon execution of this Agreement, Bandera hereby agrees that it will not, and that it will not permit any of its controlled Affiliates or Associates to, (A) nominate or recommend for nomination any person for election at the 2017 Annual Meeting, directly or indirectly, (B) submit any proposal for consideration at, or bring any other business before, the 2017 Annual Meeting, directly or indirectly, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2017 Annual Meeting, directly or indirectly. Bandera shall not publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 1 (c)(ii).

(iii)Voting Agreements.

(1)Bandera agrees that it will appear in person or by proxy at the 2017 Annual Meeting and vote all shares of Common Stock beneficially owned by Bandera at the 2017 Annual Meeting (A) in favor of the Company’s nominees to the Board included in the Company’s slate of directors for the 2017 Annual Meeting, (B) in favor of the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, (C) in favor of, on an advisory basis only, unifying the roles of the chairman of the Board and chief executive officer, and (D) in accordance with the Board’s recommendation with respect to (x) any Company proposal to reincorporate the Company from California to Delaware, unless as a result of such reincorporation, the rights of holders of Common Stock will be adversely affected in any material respect, and (y) the Company’s “say-on-pay” proposal and “say-on-pay” frequency proposal presented at the 2017 Annual Meeting; provided, however, that in the event each of Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal and “say-on-pay” frequency proposal at the 2017 Annual Meeting, in which event Bandera shall be permitted, but not obligated, to vote in accordance with the ISS and Glass Lewis recommendation, as applicable on either proposal.

(2)Bandera agrees that it will appear in person or by proxy at the 2017 Annual Meeting and any special meeting of the Company’s shareholders held prior to the expiration of the Standstill Period (as defined below) and vote all shares of Common Stock beneficially owned by Bandera at such meeting, as applicable, in accordance with the Board’s recommendation with respect to any Company or shareholder proposal related to or affecting the removal, replacement or election of Board members that is presented at such meeting of the Company’s shareholders.

(3)In connection with any action by written consent that is sought to be taken by the Company or the Board prior to the expiration of the Standstill Period (as defined below), Bandera agrees that it will vote all shares of Common Stock beneficially owned by Bandera and shall take all necessary action, including, without limitation, the execution and completion of any consent card related to or affecting the removal, replacement or election of Board members and solicited by the Company or the Board, in accordance with the recommendation of the Board.

(4)In connection with any action by written consent that is sought to be taken by any party, other than the Company or the Board, prior to the expiration of the Standstill Period (as defined below), Bandera agrees that it will not vote and shall take all necessary action, including, without limitation, the execution and completion of any consent revocation card solicited by the Company or the Board, in accordance with the recommendation of the Board, to cause not to be voted, any shares of Common Stock beneficially owned by Bandera on any consent card related to or affecting the removal, replacement or election of Board members and solicited by any party, other than the Company or the Board.

(iv)The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions, effective no later than immediately following the execution of this Agreement, to determine, in connection with the nomination by the Company at the 2017 Annual Meeting that the Settlement Director is deemed to be (i) a member of the incumbent board (as such term or similar term may be defined in the definition of “Change in Control” under the Company’s existing deferred compensation plans) and (ii) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” under the Company’s existing deferred compensation plans.

(v)The Company agrees that the Settlement Director or any Bandera Replacement Director, as applicable, shall receive (i) the same benefits of director and officer insurance, and any indemnity and exculpation arrangements available generally to the directors on the Board, (ii) the same compensation for their service as directors as the compensation received by other nonmanagement directors on the Board, and (iii) such other benefits on the same basis as all other nonmanagement directors on the Board, including, without limitation, having the Company (or legal counsel) prepare and file with the SEC, at the Company’s expense, any Forms 3, 4 and 5 under Section 16 of the Exchange Act that are required to be filed by each director of the Company.

(vi)Bandera agrees that it shall cause the Settlement Director or any Bandera Replacement Director, as applicable, to (i) comply with all policies, processes, procedures, codes, rules, standards, and guidelines applicable to members of the Board, including, but not limited to, the Company’s Corporate Governance Guidelines, Legal and Ethical Conduct Policy, and policies on insider trading, hedging, pledging, stock ownership, public disclosures and confidentiality, copies of which are publicly available or have been delivered to Bandera prior to the execution of this Agreement, and (ii) subject to Section 13 below, strictly preserve the confidentiality of Company business and information, including the discussion of any matters considered in meetings of the Board or Board committees whether or not the matters relate to material nonpublic information, unless previously publicly disclosed by the Company. Bandera shall provide, and shall cause the Settlement Director or any Bandera Replacement Director, as applicable, to provide, the Company with such information as is reasonably requested by the Company concerning the Settlement Director, any Bandera Replacement Director and/or Bandera as is required to be disclosed under applicable law or stock exchange regulations, in each case as promptly as necessary to enable the timely filing of the Company’s proxy statement and other periodic reports with the Securities and Exchange Commission.

2.Standstill Provisions.

(a)Bandera agrees that, from the date of this Agreement until the date that is thirty days prior to the date of the nomination deadline under the Company’s Amended and Restated Bylaws, as amended, for directors in connection with the 2018 Annual Meeting (such deadline, the “Standstill Period”), neither it nor any of its Affiliates or Associates under its control will, and it will cause each of its Affiliates and Associates under its control not to, directly or indirectly, in any manner:

(i)acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group (including any group of persons that would be treated as a single “person” under Section 13(d) of the Exchange Act), through swap or hedging transactions or otherwise, any economic ownership of any Common Stock (including any rights decoupled from the underlying securities of the Company) representing in the aggregate (amongst Bandera and any Affiliate or Associate under its control) in excess of 9.9% of the shares of Common Stock outstanding;

(ii)engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company;

(iii)form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock (other than a “group” that includes all or some of the entities or persons identified on Exhibit A, but does not include any other entities or persons not identified on Exhibit A as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Bandera to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

(iv)deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Bandera and otherwise in accordance with this Agreement;

(v)seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors or with respect to the submission of any shareholder proposal (including any submission of shareholder proposals pursuant to Rule 14a-8 of the Exchange Act);

(vi)(A) make any proposal for consideration by shareholders by written consent or at any annual or special meeting of shareholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving Bandera and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party prior to such proposal becoming public or (E) call or seek to call a special meeting of the Company’s shareholders;

(vii)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(viii)make any public demand to inspect the books and records of the Company, including pursuant to any statutory right that Bandera may have;

(ix)seek to advise, encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders or pursuant to any action by written consent, except in accordance with Section 1;

(x)enter into any arrangements, understanding or agreements (whether written or oral) with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing;

(xi)make any proposal (including the public disclosure or discussion of any proposal) or statement regarding any of the foregoing, or publicly disclose any intention, plan or arrangement (whether written or oral) inconsistent with the foregoing, or publicly disclose any request to amend, waive or terminate any provision of this Agreement; provided, that this Section 2(a)(xi) shall not prohibit Bandera from communicating with the Company or any officer or director of the Company in a non-public manner; or

(xii)take, or cause or induce others to take, any action inconsistent with any of the foregoing.

(b)Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the Settlement Director or any Bandera Replacement Director, as applicable, of his or her fiduciary duties solely in his or her capacity as a director of the Company and in a manner consistent with his or her and Bandera’s obligations under this Agreement.

3.Representations and Warranties of the Company.

The Company represents and warrants to Bandera that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or agreement to which the Company is a party or by which it is bound.

4.Representations and Warranties of Bandera.

Bandera represents and warrants to the Company that (a) the authorized signatory of Bandera set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Bandera thereto, (b) this Agreement has been duly authorized, executed and delivered by Bandera, and is a valid and binding obligation of Bandera, enforceable against Bandera in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Bandera as currently in effect, (d) as of the date hereof, Bandera has a beneficial ownership interest in shares of Common Stock totaling, in the aggregate, 967,052 shares, and such shares of Common Stock constitute all of the Common Stock owned by Bandera and its Affiliates and Associates as of the date hereof, and (e) the execution, delivery and performance of this Agreement by Bandera does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Bandera, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

5.Press Release; Form 8-K.

Promptly following the execution of this Agreement, the Company shall issue a mutually agreeable press release (the “Press Release”) announcing this Agreement in the form attached hereto as Exhibit B. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Bandera shall issue any press release or make public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Bandera nor the Settlement Director shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement. No later than four business days following the execution of this Agreement, the Company shall file a Current Report on Form 8-K with the Securities and Exchange Commission reporting entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto.

6.Specific Performance.

Each of Bandera, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Bandera, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.Expenses.

Each of the Company and Bandera shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution, and effectuation of this Agreement and the transactions contemplated hereby, including, but not limited to attorneys’ fees incurred in connection with the negotiation and execution of this Agreement and all other activities related to the foregoing; provided, however, that the Company shall reimburse Bandera for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with the matters related to the 2017 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement shall not exceed $25,000 in the aggregate.

8.Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is confirmed orally or by email by the receiving Party); (c) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (d) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same, and receipt is timely confirmed by such delivery service. The addresses and facsimile numbers for such communications shall be:

If to the Company:

Pico Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037
Attention: Maxim C. W. Webb, President and Chief Executive Officer
Facsimile: 858-456-6480
Email: mwebb@picoholdings.com

with a copy (which shall not constitute notice) to:

Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
Attention: Jason L. Kent, Esq.
Facsimile: 858-550-6000
E-mail: jkent@cooley.com

If to Bandera or any member thereof:

Bandera Partners LLC
50 Broad Street, Suite 1820
New York, NY 10004
Attention: Greg Bylinsky
Facsimile: (212) 232-4586
Email: greg@banderapartners.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Steve Wolosky / Andrew Freedman
Facsimile: (212) 451-2222
Email:    swolosky@olshanlaw.com
afreedman@olshanlaw.com

10.Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, neither it nor any of its respective agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors, shall in any way publicly criticize, disparage, call into disrepute or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, shareholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives. Notwithstanding the foregoing, nothing in this Section 12 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided, that such Party must provide written notice to the other Parties at least 24 hours prior to making any such statement or disclosure required under the federal securities laws or other applicable laws that would otherwise be prohibited by the provisions of this Section 12, and reasonably consider any comments of such other Parties.

13.Confidentiality.

The Observer, the Settlement Director and any Bandera Replacement Director, as applicable, if he or she wishes to do so, may provide confidential information of the Company which such individual learns in his or her capacity as a Board observer or director of the Company, as applicable, including discussions or matters considered in meetings of the Board or Board committees (collectively, “Company Confidential Information”), to Bandera, its Affiliates and Associates and legal counsel (collectively, “Bandera Representatives”), in each case solely to the extent such Bandera Representatives need to know such information in connection with Bandera’s internal monitoring and/or valuation of its investment in the Company; provided, however, that Bandera (i) shall inform such Bandera Representatives of the confidential nature of any such Company Confidential Information and (ii) shall cause such Bandera Representatives to refrain from disclosing such Company Confidential Information to anyone (whether to any company in which Bandera has an investment or otherwise), by any means, or otherwise from using the information in any way other than in connection with Bandera’s internal monitoring and/or valuation of its investment in the Company. The Observer, the Settlement Director, any Bandera Replacement Director and Bandera shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any other person or entity.

14.Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company and Bandera. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Bandera, the prior written consent of the Company, and with respect to the Company, the prior written consent of Bandera. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

PICO HOLDINGS, INC.

By:	/s/ Maxim C.W. Webb
Name: Maxim C. W. Webb
Title: President and Chief Executive Officer

BANDERA MASTER FUND L.P.

By: Bandera Partners LLC, its investment manager

By:    /s/ Jefferson Gramm
Name:    Jefferson Gramm
Title: Managing Director

BANDERA PARTNERS LLC

By:    /s/ Jefferson Gramm
Name:    Jefferson Gramm
Title: Managing Director

GREGORY BYLINSKY

By:    /s/ Gregory Bylinsky
Gregory Bylinsky

JEFFERSON GRAMM

By:    /s/ Jefferson Gramm
Jefferson Gramm

EXHIBIT A

Bandera Master Fund L.P.
Bandera Partners LLC
Gregory Bylinsky
Jefferson Gramm

EXHIBIT B

PRESS RELEASE

NEWS RELEASE
FOR IMMEDIATE RELEASE

PICO HOLDINGS, INC. CONCLUDES BOARD REFRESHMENT PROCESS

-- Agrees to Nominate Bandera Partners’ Greg Bylinsky to the Board --

(La Jolla, California) - January 30, 2017 - PICO Holdings, Inc. (GLOBE NEWSWIRE)

PICO Holdings, Inc. (NASDAQ:PICO) announced today that Mr. Michael Machado has informed the Company that he does not wish to stand for reelection as a director at the Company’s 2017 Annual Meeting of Shareholders (the “Annual Meeting”). As part of the plan to maintain a Board of five directors following the Annual Meeting, and as a result of an agreement (the “Agreement”) entered into between the Company and Bandera Partners, LLC (“Bandera”), the Company has nominated Mr. Gregory Bylinsky, a Managing Director and Portfolio Manager at Bandera, to stand for election as a Director at the Annual Meeting. Additionally, as a result of the Agreement, Mr. Bylinsky will become a board observer through the Annual Meeting, effective immediately. The Agreement contains certain terms which are customary for agreements of this type. Bandera is the beneficial owner of approximately 4.2% of PICO’s outstanding common shares.

PICO’s Chairman and Chief Executive Officer, Mr. Max Webb commented, “on behalf of the Board, I wish to extend our sincere thanks and gratitude to Mike for his service to the Company especially through the recent management transition and governance enhancements. Mike has been a steady influence and valued resource throughout this process and his presence will be missed. So too, we will miss Mike’s extensive knowledge regarding water related matters in the Southwest.” Mr. Webb continued, “I am exceedingly grateful to have had the benefit of Mike’s insights and perspective as it relates to our assets. I also look forward to Greg joining the Board as we continue to seek to maximize shareholder value.”

PICO’s Lead Independent Director, Mr. Daniel Silvers commented, “we are pleased to welcome Greg to the Board. As we have gotten to know him and his firm, it has become clear that he is intently focused on maximizing long-term value for all shareholders. Bandera is a significant shareholder of the Company, and we welcome Greg’s input into key decisions regarding the monetization of assets and the return of capital to shareholders.” Mr. Silvers continued, “I echo Max in thanking Mike for his service to PICO and wish him well in his future endeavors.”

Mr. Bylinsky commented, “Bandera greatly appreciates the progress this Board has made in implementing a number of recent shareholder-friendly initiatives, as well as executing on the stated business plan.” Mr. Bylinsky continued, “I am excited to join the Board, and, as a significant shareholder, Bandera’s goal remains to lend our thoughts and expertise to the Company in a collaborative and constructive manner in considering the strategic direction of the Company and maximizing the inherent value of the Company’s assets.”

About PICO Holdings, Inc.

PICO Holdings is a diversified holding company. Currently, we believe the highest potential return to shareholders is from a return of capital to shareholders. As we monetize assets, rather than reinvest the proceeds, we intend to return the capital derived therefrom, less any working capital requirements, back to shareholders through a stock repurchase program or by other means such as special dividends taking into effect liquidity requirements, debt covenants and any other contractual and legal restrictions that may exist at the time.

As of September 30, 2016, our two major investments were:

•	Vidler Water Company, Inc., a water resource development business; and

•
a 56.9% interest in UCP, Inc. (NYSE: UCP), a publicly-traded homebuilder and land developer in markets located in California, the Puget Sound area of Washington State, North Carolina, South Carolina and Tennessee.

OTHER INFORMATION

At September 30, 2016, PICO Holdings, Inc. had a market capitalization of $272 million, and 23,069,381 shares outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical, including statements regarding our business objectives, and our ability to monetize assets and return capital to shareholders through stock repurchases or through other means, are forward-looking statements based on current expectations and assumptions that are subject to risks and uncertainties.

In addition, a number of other factors may cause results to differ materially from our expectations, such as: any slow down or downturn in the housing recovery or in the real estate markets in which UCP and Vidler operate; fluctuations in the prices of water and water rights; physical, governmental and legal restrictions on water and water rights; a downturn in some sectors of the stock market; general economic conditions; prolonged weakness in the overall U.S. and global economies; the performance of the businesses; the continued service and availability of key management personnel; and potential capital requirements and financing alternatives.

For further information regarding risks and uncertainties associated with our business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our SEC filings, including our Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting us at (858) 456-6022 or at http://investors.picoholdings.com.

We undertake no obligation to (and we expressly disclaim any obligation to) update our forward-looking statements, whether as a result of new information, subsequent events, or otherwise, in order to reflect any event or circumstance which may arise after the date of this press release, except as may otherwise be required by law. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

This news release was distributed by GlobeNewswire, www.globenewswire.com.

CONTACT:

Max Webb
Chairman and Chief Executive Officer
PICO Holdings, Inc.
(858) 652-4114

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